Exhibit 99.1
NINETOWNS TO DISCONTINUE B2B INITIATIVE AND REFINE BUSINESS FOCUS
Friday March 20, 2009, 6:00 am EDT
BEIJING, March 20 /PRNewswire-Asia/ — Ninetowns Internet Technology Group Company Limited (Nasdaq: NINE — News; “Ninetowns” or the “Company”), one of China’s leading providers of online solutions for international trade, today announced that it has undertaken a thorough review of its overall business-to-business (“B2B”) strategy for international trade and has decided to discontinue its tootoo.com business. This decision was made in light of the recent major changes in the global economic environment and will enable Ninetowns to better manage its investments for long-term growth. The discontinuation of the B2B business is not expected to have a material financial impact on Ninetowns’ other business solutions.
Tootoo.com was originally developed as a B2B search and service provider for suppliers and buyers engaged in international trade and was not fully commercialized as of the end of 2008. Ninetowns expects to begin winding down all services and support for tootoo.com within approximately 60 days and plans to eventually discontinue tootoo.com’s B2B service offering. Ninetowns intends to re-assign existing tootoo.com personnel consisting of approximately 50 employees to other functions within Ninetowns.
As a result of this decision, Ninetowns expects to record a one-time non- cash impairment charge of approximately RMB115 million against its long-lived assets and goodwill. Ninetowns is now in the process of finalizing the impairment charge with its advisors, including an independent third-party valuation specialist. Ninetowns does not expect the non-cash impairment charge to have an adverse impact on its current cash position, current cash flows from operating activities, or future cash expenditures.
“We carefully assessed the long-term impact of continuing our B2B business and have determined that the time and investment required for further support is not in the best interests of the Company or its shareholders given the uncertain global economic environment,” stated Mr. Shuang Wang, Ninetowns’ Chief Executive Officer. “In particular, the continuing deterioration of the global economy has had a severe effect on China’s import/export trade sector and will greatly prolong our investment horizon if we continue to operate tootoo.com. The anticipated cost reductions from this decision will better position us to explore other growth opportunities in both the domestic market and the international trade market as well as to drive improved financial performance. We remain focused on maintaining our business-to-government (“B2G”) market leadership, while leveraging our quality management expertise and experience to expand into other potential opportunities. Our long-term goal is to continue to strengthen and expand our risk control and quality management systems into various industries. Our unique quality control system, which ensures transparent supply chain processing from sourcing to final delivery, is our core competitive advantage and will enable us to deliver long-term shareholder value. ”
Mr. Tommy Fork, Ninetowns’ Chief Financial Officer, commented, “This was a difficult decision, but we feel it is the correct path to narrow our strategic focus to areas where we can drive maximum return on investment, while conserving the Company’s cash in order to maintain a sound financial position under the current economic environment. As of the end of fiscal year 2008, our balance sheet remains solid with estimated cash and cash equivalent of RMB605 million and no debt. The discontinuation of our B2B business will reduce significant future cash outlays, further strengthen our balance sheet, and enable us to have the flexibility to re-direct these financial resources to other potential long-term growth opportunities.”
About Ninetowns Internet Technology Group Company Limited

Ninetowns (Nasdaq: NINE — News) is a leading provider of online solutions for international trade, with its key services in automating import/export e-filing. Ninetowns has been listed on the NASDAQ Stock Exchange since December 2004 under the symbol “NINE.” More information can be found at http://www.ninetowns.com/English.
Forward-Looking Statements
Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains; competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.
For more information, please contact:
Helen Wu
Investor Relations
Ninetowns Internet Technology Group Company Limited
Tel: +86-10-6589-9287
Email: ir@ninetowns.com
Investor Relations (HK):
Ruby Yim, Managing Director
Taylor Rafferty
Tel: +852-3196-3712
Email: ninetowns@taylor-rafferty.com
Investor Relations (US):
Mahmoud Siddig, Director
Taylor Rafferty
Tel: +1-212-889-4350
Email: ninetowns@taylor-rafferty.com
Web: http://www.ninetowns.com/english

Source: Ninetowns Internet Technology Group Company Limited